UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces production record of FPSO Almirante Tamandaré (Búzios 7)

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Rio de Janeiro, October 28, 2025 – Petróleo Brasileiro S.A. – Petrobras announces that the FPSO Almirante Tamandaré, operating in the Búzios field, located in the pre-salt layer of the Santos Basin, reached a record instantaneous production flow equivalent to 270,000 barrels of oil per day (bpd) last Saturday (October 25). On average, the platform’s production exceeded 250,000 bpd throughout the month of October, representing a volume above its nominal capacity of 225,000 bpd.

The platform, which is chartered by Petrobras from SBM Offshore, was designed to allow for production margins that enable output of up to 270,000 bpd at certain times, without the need for additional works.

This initiative is part of a series of actions implemented by the company to increase production through efficiency gains. All such actions comply with strict safety protocols and are preceded by rigorous engineering analyses and the necessary approvals from regulatory bodies.

Búzios Field

The FPSO Almirante Tamandaré is part of the Búzios 7 Project, which comprises the sixth production system at Búzios to begin operations and will contribute to the field reaching 1 million barrels of oil per day by the end of this year. Soon, it is expected to become Petrobras’ largest production field.

The Búzios 7 Project, which includes the Almirante Tamandaré platform as well as all subsea infrastructure such as pipelines and wells, will receive this week the OTC Brasil Distinguished Achievement Award for Companies, granted by the Offshore Technology Conference, one of the most important global events focused on offshore oil and gas technology.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer